

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2014

Via E-mail
Richard Kassar
Chief Financial Officer
Freshpet, Inc.
400 Plaza Drive, 1st Floor
Secaucus, New Jersey 07094

> **Re:** **Freshpet, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 4, 2014**
> **CIK No. 0001611647**

Dear Mr. Kassar:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. We note your responses to prior comments 3 and 4 from our letter to you dated July 25, 2014. For a number of the studies provided, it appears the company commissioned these studies or was otherwise affiliated with them. Please revise your filing to identify the source of these statements and state that you commissioned these studies. For those studies that you funded or were otherwise affiliated with, please also file the consent of such part as an exhibit.

2. We note your response to prior comments 3 and 4. For each of the statements we referenced that have not otherwise been qualified as the company's belief, please revise your filing to cite the specific category of support (e.g., independent research by an unaffiliated third party source) in each case. Please also:

- provide supplemental support for the statement that "[t]he strength of our business model…delivers category leading margins";
- as you have done at pages 1 and 3, please also revise your inside cover graphics to qualify the following statement as your belief "It's the only fresh, refrigerated pet food facility in North America"; and
- provide us with supplemental support which further explains the spreadsheet, and revise your filing to clarify why you believe "our Freshpet Fridges generate compelling economics with an average cash-on-cash payback period of less than 15 months" and to clearly demonstrate how you calculated this.

Prospectus Summary, page 1

Summary Consolidated Financial Data, page 9

3. We note your response to our prior comment 5. Please expand your description of EBITDA to include disclosure similar to that included in your response that you believe the Fees on debt guarantee are a cost of your financing arrangement and are akin to interest expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Segment, page 54

4. We note your response to our prior comment 9. You appear to indicate in your response that the products are the same, but the packaging and labels differ. However, the table on page 69 appears to also differentiate between the different packaging types as to class of retail and description. If the products are the same, it would appear that the class of retail and descriptions would not differ. Please revise to provide the disclosure required by FASB ASC Topic 280-10-50-38 and 40 in the notes to the financial statements or provide us with more information to support your position.

5. We note from your website, www.freshpet.com, that you describe these packagings as brands and have a fourth brand, Freshpet Fresh and Frozen Treats. Please advise under which packaging those operations are included or revise your table on page 69 to include that brand.

Business, page 63

Evolution of Store Count by Class of Retail, page 71

6. We note your response to prior comment 10 and the related revisions. Please revise your filing to identify your distributors by name. Otherwise, please explain to us why you do not believe that such information would be material. Please see Item 101(c)(1)(vii) of Regulation S-K.

Management, page 75

7. We note your response to prior comment 11. For each director or person nominated or chosen to become a director, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

8. We note the disclosure under "Board Committees" at page 77. If true, please disclose that until [specify the date or event], you had [or will have] no separate board committees. Otherwise, revise to provide the disclosure regarding salaries and bonuses which you provided in response to prior comment 12.

Certain Relationships and Related Party Transactions, page 93

Guarantee Agreement, page 94

9. We note the revised disclosure you provided in response to the first sentence of prior comment 17, and we reissue the balance of the comment. Please revise to provide the clarity we requested. Disclose whether the Series C is being and has been issued, and if it is being held in escrow for the identified guarantors, so state. Also provide the information set forth in Item 404(a) of Regulation S-K for each guarantor's contingent fee payments of Series C Preferred Stock. We note the related disclosure at pages F-31 and F-32. Also, please submit or file the agreements you now list as exhibits 10.23, 10.24, and 10.25 with your next submission/filing. See prior comment 16.

Exhibit Index, page II-5

10. We note your response to prior comment 21 that the company "intends to amend and restate its charter and bylaws prior to the completion of this offering." No later than with the first public filing of the Form S-1 registration statement which you have only submitted confidentially, please file as exhibits your charter and bylaws as currently in effect. See Item 601(b)(3) of Regulation S-K. You will need to allow sufficient time to respond to any related staff comments once you have filed all omitted exhibits. See prior comment 1.

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Donald Delaney at (202) 551-3863 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
        Andrew Herman
        Kirkland & Ellis LLP